Ground Floor, 138 West Street
Sandown, South Africa
P.O.Box 78182, Sandton, 2146
Tel: +27 (0) 11 301 1800
Fax: +27 (0) 11 301 1840
Listing code TSX - GBG
Listing code NYSE Amex - GBG
Listing code JSE - GBG

May 4, 2012

Dear Fellow Shareholders,

2011 PRESIDENT’S LETTER

Although 2011 saw a number of operational challenges, more so at our Burnstone Mine in South Africa, your Company achieved important milestones against a backdrop of dynamic changes in the financial world and in the gold mining industry. Some of the highlights in 2011 included:

  Year on year increase of 27% in Au eqv oz produced and 70% increase in revenue
  Burnstone capital project completed with commercial production in February 2011
  42% increase in Au eqv oz recovered through our Esmeralda mill compared to 2010
  $24 million in cash generated by operations compared to $3 million utilized by operations in 2010
  54% improvement in adjusted loss per share year on year
	12 months ended
	December 31 2011	December 31 2010
Recovered Au eqv oz	120,971	95,186
Au eqv oz sold	114,228	88,789
Realized Au eqv price	$1,491	$1,123
Revenue ($’000)	$170,324	$99,706
Profit/(loss) from operating activities ($’000)	$1,514	($17,908)
Net loss for the year ($’000)	($17,737)	($27,141)
Cash generated from (utilized by) operations ($’000)	$24,190	($2,725)
Adjusted loss per share	($0.06)	($0.13)

The Company recorded a 70% increase in revenue as a result of a 29% increase in Au eqv oz sold as well as a 33% increase in the realized Au price. The increased revenue and improved operating margin allowed for much improved results from operating activities which recorded a profit of $1.5 million compared to the loss of $17.9 million in 2010. Profit from operating activities is expected to improve as production from our Burnstone mine increases. Burnstone recorded a net operating loss of $15 million in 2011, the first year of its production buildup. The interest expense recorded in earnings for 2010 is net of $30.6 million interest capitalized to mine development while our Burnstone mine was under construction. An impairment provision for $13.6 million was recorded against the loan advanced to our Black Economic Empowerment (“BEE”) partner, Tranter Burnstone (Pty) Ltd, under the 2010 guarantee agreement as a result of the decrease in the value of the shares our BEE partner owns in the Company that serves as collateral for the advance.

Our Nevada operations have demonstrated their ability to generate taxable earnings and therefore recognized a net $49.7 million deferred tax asset on their unused tax losses and resource pools.

Directors:	RW Thiessen* (Chairman); F Dippenaar† (President & CEO); PR Cooke†; TB Coughlan*;
JC Ngoma†; P Kotze†; OM Matloa†; A Dhir*
Company Secretary:	B Zinkhofer*	* Canadian
Co-Company Secretary:	WJP Beckmann†	† South African
** American

Great Basin Gold Limited incorporated under the laws of British Columbia, Canada
Registration No. 436691
South African (external Company) Registration No. 2006/021304/10

Basic loss per share improved 50% from $0.08 in 2010 to $0.04 in 2011 but remains impacted by fair value adjustments and capitalized interest. Adjusted loss per share eliminates the impact of these transactions and shows a 54% improvement from $0.13 loss per share in 2010 to $0.06 loss per share in 2011.

Hollister

The Nevada operations produced 97,610 Au eqv oz for the year (2010: 95,186 Au eqv oz), compared to the forecast of 100,000 Au eqv oz for the year. Fiscal 2011 was the first year that all material extracted from trial mining activities was processed at our Esmeralda mill, which showed a marked improvement in Au recovery from 2010, increasing from 82% to 92%. The performance of the acid wash and carbon regeneration circuit, which was commissioned during November 2011, has not yet reached planned levels and the mill continues with the process of replacing carbon on a continuous basis which in the short term impacts on the amount of Au eqv oz sold as well as the cash costs reported. The year-on-year cash costs decreased by 9% to US$674 per Au eqv oz which is only marginally above the 2011 forecast of US$650 per Au eqv oz.

Additional emphasis on ore development is improving mining flexibility with the availability of additional stopes allowing for improved grade blending of extracted ore and more consistent performance on a monthly basis during 2012. The completion of the Upper-Zone ramp now allows for easy access for delineation drilling, with information obtained improving mine planning and scheduling. The good operational performance from the Nevada Operations is expected to continue in 2012, with production of 90,000 to 100,000 Au eqv oz at a cash cost of US$700 – 750 per Au eqv oz expected from trial mining.

Burnstone

The production ramp up at Burnstone continued during 2011, with ore development meters increasing by 149% from 1,167 metres in Q1, 2011 to 2,900 meters in Q4, 2011. Stoping square meters also increased by 77% from 3,760 in Q1,2011 to 6,653 in Q4,2011. Results from the long hole stoping mining method remain positive with stoping widths of approximately 80 cm being achieved on a consistent basis. Improved dilution control on ore development is positively impacting on the head grade of material delivered to the mill. The impact of intersecting an 80 meter Graben fault in early 2011 as well as infrastructural challenges experienced during the year significantly impacted on the first year of production build-up at Burnstone. The bulk of the permanent shaft, equipment and infrastructure is under construction for completion in Q2, 2012, which will assist in improving underground productivity, efficiencies as well as achieving the planned production build up. In-fill drilling comprising 19,051 meters from surface and 7,966 meters from underground was completed to January 31, 2012, increasing confidence in the 24 to 30 months mine plan. No significant faults were intersected over this period. In-fill drilling will continue over the medium to longer term.

Total Au production for the year came to 23,361 Au ounces, approximately 6,000 Au ounces less than the revised guidance of 30,000 ounces.

The Metallurgical Plant is performing in line with expectation with 775,524 tonnes processed during 2011, an average of 65,000 tonnes per month, with the mill capacity being in excess of 145,000 tonnes per month.

Due to the loss of ore development ends following the Graben fault, a program to re-establish ore development ends commenced in Q2, 2011 which increased ore development ends from 2 in June 2011 to 38 by the end of February 2012. The mine plans to meet its first development milestone of 1,500 ore development meters per month in Q2, 2012, allowing the mine to reach its first production milestone of 22,000 sq meters of stoping and a production rate in excess of 10,000 oz per month in early Q3, 2012.

Following a review of the current production levels and progress of underground development and infrastructure, the Company expects Burnstone to produce between 90,000 to 100,000 Au oz at a cash cost of US$900 – US$1,000 per oz for the 2012 fiscal year. These cash cost targets represent a marked improvement on the US$1,801 per oz achieved in 2011. As planned, the high ratio of development to stoping ore will continue to impact on the head grade delivered to the mill and cash costs for the balance of 2012.

Liquidity and funding

Net cash of $24.2 million was generated from operations during 2011, a marked improvement on the $2.7 million utilized by the operations in the prior year. In addition capital expenditure reduced from $230 million in 2010 to $159 million in 2011which reduced the net financing requirement during 2011 to $135 million compared to $233 million in 2010. In order to ensure adequate funding is available the Company executed 2 term loan facilities during 2011 with net proceeds, after settling existing debt and interest, of $36 million. Equity related transactions which included a bought deal public offering in February 2011 ($81 million) and warrants exercised ($29 million), contributed a net $115 million to cash reserves. Cash flow from operations is expected to increase during 2012 and beyond as our Burnstone mine increases its production to designed levels. Burnstone is expected to be cash flow positive by Q3, 2012 (using a gold price of US$1,650 and a US$/ZAR exchange rate of 7.5) with its cash contribution to Group activities to increase in line with the production build-up. To ensure the Company has adequate funds available to fund the delayed production build-up at Burnstone it launched and closed a $50 million bought deal public offering in March 2012.

Our short term focus will be to ensure sufficient operational cash flows to strengthen the balance sheet and repay the debt taken on to ensure the delivery of our two mines.

Going forward, the Company will continue to pursue its strategy for long-term financial success through strategic planning, operational excellence, careful cost control and optimization of capital allocation, and careful management of risk to help weather the operational challenges and inevitable market volatility.

Finally, but no less importantly, corporate social responsibility (CSR) and employee safety remain components of the utmost importance in Great Basin Gold’s “Commitment to Responsible Delivery”. We have and continue to play a major role in the communities in which we operate. Whilst Hollister was removed from a safety watch list following improvements on its empirically a good safety record, Burnstone continues to achieve industry-leading safety statistics in South Africa and we will build further on that achievement. We will continue to pursue safety and CSR initiatives, undertaking proactive collaborations and investing in the communities in which we operate, striving to continually improve our performance all the while increasing the goodwill of the Company with its stakeholders.

I hope to see many of you at the June 6th shareholders meeting in Vancouver and remind you that your vote and other input is important to us.

We thank you for, and greatly value, your continuing support. Please do return your proxy and do contact us if you need any other information.

Sincerely,

/s/ Ferdi Dippenaar
Ferdi Dippenaar
President and CEO
Great Basin Gold Ltd.

GREAT BASIN GOLD LTD.

Registered Office
1500 Royal Centre,
1055 West Georgia Street,
P.O. Box 11117,
Vancouver, British Columbia, V6E 4N7

and

Management Office
Ground Floor, 138 West Street
Sandton, South Africa, 2146
Telephone: +27-11-301 1800 Fax: +27-11-301 1840

MANAGEMENT INFORMATION CIRCULAR
as at April 30, 2012 (except as otherwise indicated)

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Great Basin Gold Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders (“Shareholders”) to be held on Wednesday, June 6, 2012 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Information Circular, references to “Great Basin”, "the Company", "we" and "our" refer to Great Basin Gold Ltd. "Common Shares" means Common Shares in the capital of the Company. "Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own name and "Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail or electronic delivery, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for Intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those Intermediaries and we will reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the election of any directors not nominated in a proxy circular,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, other than the election of any directors not nominated in a proxy circular, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may use one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

log on to Computershare’s internet website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

Registered Shareholders must ensure their proxy is submitted and received by Computershare at least 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or the adjournment thereof, if applicable.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of Intermediaries. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) object to their name being disclosed to the issuer of securities they own; and Non-Objecting Beneficial Owners (“NOBOs”) do not object to the issuer of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related material directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

The security holder material is being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow their Intermediary’s instructions carefully to ensure their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, insert the name of your desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any Beneficial Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada or South Africa and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to Computershare Investor Services Inc. (“Computershare”) by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed April 27, 2012 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were a total of 552,436,436 Common Shares without par value issued and outstanding, each carrying the right to one vote. No groups of Shareholders have the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at April 30, 2012.

The following documents filed with the securities commissions or similar regulatory authority of all Provinces and Territories in Canada are specifically incorporated by reference into, and form an integral part of, this Management Information Circular:

  Annual Information Form filed for the fiscal year ended December 31, 2011; and

  The Company’s audited annual financial statements for the fiscal year ended December 31, 2011, report of the auditor thereon and related management discussion and analysis.

A copy of these documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Bernhard Zinkhofer, the Corporate Secretary of the Company, at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, tel: 604-691-7483 or fax: 604-644-9461. These documents are also available via the internet at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2011, with related management discussion and analysis thereof and the report of the auditor will be placed before the Meeting.

VOTES NECESSARY TO ELECT DIRECTORS AND TO PASS RESOLUTIONS

With respect to the election of directors, there are eight director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the eight nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the eight nominees receiving the highest number of votes are elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.

Majority Votes Policy

In 2009 the Board adopted a policy stipulating that if the votes “for” election of a director nominee at a Shareholders’ meeting are fewer than the number “withhold” votes, the nominee should submit his or her resignation promptly after the Meeting for the consideration of the nominating and governance committee. The nominating and governance committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any nominating and governance committee deliberations on the resignation offer. This policy does not apply in circumstances involving contested director elections.

Quorum required at a meeting of Shareholders

The quorum for the transaction of business at a meeting of Shareholders is: two persons present personally or represented by proxy, who, in the aggregate, hold at least 331/3% of the issued and outstanding Common Shares entitled to be voted at the meeting.

ELECTION OF DIRECTORS

As of April 30, 2012 there are 8 directors on the Board. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected at the Meeting will hold office until conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Summary of Director Biographical Information and Security Holdings

The following table sets out the names of management’s eight nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 30, 2012.

Name of Nominee, Current Position with the Company and Province or State and Country of Residence(1)	Period as a Director of the Company	Common Shares, Options and Warrants Beneficially Owned or Controlled(2)
Patrick R. COOKE Director Gauteng, South Africa	Since May 2006	525,252 Shares 480,000 Options
T. Barry COUGHLAN Director British Columbia, Canada	Since February 1998	100,000 Shares 570,000 Options
Anu DHIR Director Ontario, Canada	Since May 2011	150,000 Shares 100,000 Options
Ferdinand DIPPENAAR President, Chief Executive Officer and Director Gauteng, South Africa	Since December 2005	472,000 Shares 2,670,000 Options
Philip KOTZE Director Gauteng, South Africa	Since May 2011	Nil Shares 100,000 Options
Joshua C. NGOMA Director Gauteng, South Africa	Since July 2009	Nil Shares 300,000 Options
Octavia M. MATLOA Director Gauteng, South Africa	Since May 2011	Nil Shares 100,000 Options
Ronald W. THIESSEN Chairman of the Board and Director British Columbia, Canada	Since October 1993	468,531 Shares 745,000 Options

Notes:

(1)	Mr. Gert J. Robbertze resigned from the Board, effective July 15, 2011 and Mr. Wayne Kirk resigned from the Board, effective January 30, 2012.
(2)

As of April 30, 2012, the total security holdings beneficially owned by the then current directors and Named Executive Officers, directly or indirectly, or over which they exercised control or direction was 1,715,783Common Shares of the Company (approximately 0.3% of the issued and outstanding Common Shares).

BIOGRAPHICAL INFORMATION

The following information as to principal occupation, business or employment, is not within the knowledge of the Company’s management and has been furnished by the respective nominees.

PATRICK R. COOKE, B.Comm. (Wits), CA (SA) – Director

Patrick Cooke is a native of South Africa and received his chartered accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke was responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in mineral resources, information technology, wholesale fast moving consumer goods, financial services and professional services companies. He was appointed a non-executive director of Sallies Limited in October 2009 and, with effect from February 1, 2010, was appointed Financial Director and Chief Operating Officer and with effect from 8 February 2011 was appointed Acting Chief Executive Officer. Effective 1 January 2012 Mr. Cooke resigned from Sallies Limited. Mr. Cooke has been appointed a non-executive director of Anooraq Resources Corporation with effect from 1 January 2012.

Mr. Cooke is, or was within the past 5 years, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Pangea DiamondFields PLC	Director	August 2006	December 2008
Great Basin Gold Ltd.	Director	April 2006	Present
Sallies Ltd.	Director	October 2009	January 1, 2012
	Financial Director, CFO, COO and Acting CEO	February 2010	January 1, 2012
Anooraq Resources Corp	Director	January 2012	Present

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier active in the mineral resource business for over the past 30 years and has had significant global experience in the acquisition, financing, exploration and development of resources projects and publicly traded mining companies. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company, which has participate in the development of resource projects in Canada, the USA, Africa and Mexico, Ireland, Poland and Guatemala.

Mr. Coughlan is, or was within the past 5 years, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	February 2010
Quartz Mountain Resources Ltd.	Director	January 2005	Jan 2011
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd. (formerlyTri-Gold Resources Corp).	President and Director	June 1986	Present
Amarc Resources Ltd.	Director	February 2009	Present
Creso Explorations Inc.	Director	June 2010	October 2010
Vatic Ventures Corp.	Director	January 2011	Present
Rathdowney Resource Corp	Director	March 2011	Present

ANU DHIR, BA JD – Director

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto, Canada and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA. She was called to the Connecticut bar in 1995. Anu has extensive experience in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company, and is currently Managing Director of Miniqs Limited, a private group primarily interested in resource projects that have the capability to grow into major producing operations.

Ms. Dhir is, or was within the past 5 years, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	May 2011	Present
Frontier Rare Earths Limited	Director	November 2010	Present
Kazakh Compass Fund Ltd.	Director	June 2009	Present
Anooraq Resources Corporation	Director	July 2008	Present
Katanga Mining Limited	Vice President and Corporate Secretary	January 2006	October 2009

FERDINAND DIPPENAAR, B. Proc, B. Comm., MBA – President, Chief Executive Officer (“CEO”) and Director

Ferdi Dippenaar is a resident of the Republic of South Africa and is a well-known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 at Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s, corporate development, service delivery departments and the company’s investor relations. Mr. Dippenaar was appointed Director, President and CEO of Great Basin in December 2005.

Mr. Dippenaar is, or was within the past 5 years, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Village Main Reef Gold Mining Company (1934) Ltd.	Director	July 2008	Present
Kryso Resources Inc.	Director	April 2007	June 2010
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present

PHILIP KOTZE - Director

Philip Kotze is a mining engineer with over 30 years of experience in the mining industry, including both operational and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of the Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr. Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technicon) as well as qualifications in Industrial Relations and Management from the University of South Africa.

Mr. Kotze is, or was within the past 5 years, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Witwatersrand Consolidated Gold Resources	CEO	August 2011	Present
Great Basin Gold Ltd	Director	May 2011	Present
Anooraq Resources Corporation	President and CEO and Director	July 2005	April 2011

OCTAVIA M. MATLOA, B Comm. (Hons.) CTA, CA (SA)

Octavia Matshidiso Matloa is a qualified Chartered Accountant CA (SA), Registered Auditor with the South African Institute of Chartered Accountants (SAICA) and the Independent Regulatory Board of Auditors (IRBA) respectively. She majored in accounting and economics with the University of Cape Town and obtained her B. Com. Hon and CTA with the University of Pretoria.

Ms. Matloa is the founder of Tsidkenu Chartered Accountants Inc., Jireh Holdings, Mukundi Mining Resources, Bokkies Transport, the Vibe Group; and Nissy Holdings. In addition she has been appointed by court as the first woman curator in the insurance industry; and she served/serves on the various public sector audit committees. She also won awards for Van Ryn’s Black Business Quarterly’s as Business Women of the Year 2010 and New Entrepreneur for 2011.

Ms. Matloa is, or was within the past 5 years, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd	Director	May 2011	Present

JOSHUA C. NGOMA, M.Eng – Director

Joshua Ngoma is a founding member and the current Chief Executive Officer of Tranter Holdings (Pty) Ltd. He holds a Bachelor of Engineering degree with honours in mining engineering from Camborne School of Mines in the UK and a Master of Engineering in Project Management from Pretoria University in South Africa and has spent most of his career in the mining industry. He served with ZCCM (Zambia Consolidated Copper Mines Ltd), Cementation Mining, De Beers and Sasol Mining before joining Eyesizwe Coal, where he served from Group Technical Manager to General Manager of the Matla Colliery. He later joined Anglo Platinum as the Group Manager: New Mining Technologies, where he was responsible for the development and implementation of the Group’s new mining technologies.

Mr. Ngoma is, or was within the past 5 years, and to the date of this Management Information Circular, a director and/or an officer of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2009	Present

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director and CEO of Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, Hunter Dickinson Services Inc. (“HDSI”), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past 5 years, and to the date of this Management Information Circular, a director and/or an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	June 2011
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	President, Chief Executive Officer and Director	December 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Directors to be elected pursuant to any arrangement or understanding

Pursuant to the Subscription and Acquisition Agreement dated August 8, 2007, in which the Company’s Black Economic Empowerment transaction was finalized, Tranter Gold (Pty) Ltd (“Tranter Gold”), as long as it holds 5% or more of the issued share capital of the Company, is entitled to appoint one director to the Company’s Board. Mr. Joshua Ngoma was nominated as director by Tranter Gold and appointed by the Company in July 2009. Tranter Gold currently holds approximately4% of the issued share capital of Great Basin on a fully diluted basis.

Bankruptcies, Orders and Management Cease Trading Orders

No proposed director or executive officer within the 10 years before the date of this Management Information Circular acted in a capacity for a company that:

(a)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No penalties or sanctions were imposed against any proposed director (inclusive of any personal holding companies of the proposed director) in terms of any settlement agreement or by a court relating to securities legislation or by a securities regulatory authority that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers Inc. (South Africa), Chartered Accountants, of 2 Eglin Road Sunninghill 2157, South Africa, will be nominated at the Meeting for appointment as auditor of the Company at remuneration to be fixed by the directors in place of PricewaterhouseCoopers, LLP. The Board resolved on September 7, 2011 that PricewaterhouseCoopers, LLP, Chartered Accountants, not be proposed for reappointment as the auditor of the Company at the Meeting.

There have been no reportable disagreements between the Company and PricewaterhouseCoopers, LLP and no qualified opinions or denials of opinions by PricewaterhouseCoopers, LLP for the purposes of National Instrument 51-102. A copy of the Company’s Reporting Package with respect to the termination of PricewaterhouseCoopers, LLP and proposed appointment of PricewaterhouseCoopers Inc. (South Africa) as auditor of the Company (including the Notice of Change of Auditor, a letter from PricewaterhouseCoopers, LLP and a letter from PricewaterhouseCoopers Inc. (South Africa) is attached as Appendix “A” to this Information Circular.

AUDIT AND RISK COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators requires the Company to disclose annually in its Management Information Circular certain information concerning the constitution of its audit and risk committee and its relationship with its independent auditor. This information is disclosed in the Company’s Annual Information Form filed at www.sedar.com on March 30, 2012, and is incorporated herein by reference.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101F1 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101F1.

Posted Descriptions for Chair positions of the Board, Board Committees and President and CEO

On May 6, 2010, the Board adopted and approved descriptions for the positions of Board chairman, and the chairman for each of the nominating and governance committee, the audit and risk committee (formerly the audit committee), the compensation committee, the investment committee, the executive committee and the technical committee (formerly the environmental, health and safety committee), but, as at the date of this Management Information Circular, has not adopted a written description for the position of CEO. The CEO’s role and responsibilities are set out in his employment contract with the Company.

Constitution and Independence of the Board

A majority of the members of the Board are independent directors and thus the Board is able to act independently from management. As of April 30, 2012, the Board is comprised of 8 persons, of whom seven are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the opinion of the Board, reasonably be expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s current independent and non-independent directors and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Ferdinand Dippenaar	Non-Independent - basis for determination: serves as President and CEO of the Company
Joshua C. Ngoma	Non-Independent - basis for determination: serves as a director of Tranter Gold, the Black Economic Empowerment partner of the Company which is a party to a material agreement with the Company
Patrick R. Cooke	Independent
T. Barry Coughlan	Independent

Name	Independent/Non-Independent
Anu Dhir	Independent
Philip Kotze	Independent
Octavia M. Matloa	Independent
Ronald W. Thiessen	Independent

Meetings of Independent Directors

The Board continues to focus on developing its independence from management. The non-management directors regularly meet without the President and CEO and other members of management being present. In addition the independent members of the Board meet without non-independent directors and management at least once annually. During the period January 2011 to April 30, 2012, the independent Board members met 5 times. The Board encourages open and candid discussions among its independent directors and, in terms of the Board’s mandate, directors, in discharging their fiduciary duties of care, loyalty and candor, are expected to exercise their business judgment to act in what they reasonably and honestly believe to be in the best interests of the Company and its Shareholders. To enhance leadership of its independent directors, the Board has decided to appoint independent members as chairmen for five of the six Board committees.

Independent directors may, at reasonable times and with reasonable notice, have full access to employees and officers of the Company. Furthermore, the charters of the Board committees provide that those committees may engage outside advisors at the expense of the Company in appropriate circumstances, and the Board committees have secured independent advice on occasion.

As stated above the Chairman of the Board, Mr. Thiessen is now an independent director as it has been 6 years since he was an officer of the Company and 5 years since Great Basin terminated its services agreement with Hunter Dickinson Services Inc., which Mr. Thiessen owns 16.7% of.

The Board concluded that Mr. Ngoma was not an independent director by virtue of his serving as a director of Tranter Gold (Pty) Ltd, the Black Economic Empowerment partner of the Company, which is a party to a material agreement with the Company.

Other Directorships

The Election of Directors section above in this Management Information Circular gives details of other reporting issuers (Canadian or foreign) of which each director is a director or officer.

Meetings of Directors

The attendance record of current directors at the Board meetings from January 1, 2011 to April 30, 2012 is as follows:

Director	Board Meetings
Patrick R. Cooke	9 of 9
T. Barry Coughlan	9 of 9
Anu Dhir	6 of 6
Ferdinand Dippenaar	9 of 9
Octavia M. Matloa	5 of 6
Joshua C. Ngoma	7 of 9
Philip Kotze	6 of 6

Director	Board Meetings
Ronald W. Thiessen	9 of 9

Board Mandate

The Board mandate is set out in the Company’s Corporate Governance Overview and Guidelines contained in the Company’s Corporate Governance Policies and Procedures Manual that has been published on the Company’s website mentioned on the last page below.

Stewardship of the Company

The Company’s Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Policies and Procedures Manual to supervise management of the Company’s business and affairs.

The Board performs its functions through quarterly and special meetings and delegates certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures limiting management’s ability to carry out certain specific activities without prior approval of the Board. All appointments of executive officers must be approved by the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by senior management and reviewed and approved by the Board.

The CEO has appointed a governance and risk committee, comprised of members of management, with the responsibility to identify the principal, enterprise-wide strategic risks to the Company’s business. This committee works to implement an enterprise-wide risk management program to identify risks and establish systems and procedures to ensure that these risks are monitored, mitigated and managed. The governance and risk committee is comprised of the President and CEO, the Chief Financial Officer (“CFO”) and the Vice-President, Legal and Compliance, and reports to the audit and risk committee on a quarterly basis. The audit and risk committee oversees the risk management functions of the Company. As a part of its ethics policy, the Company has adopted a disclosure policy to ensure effective communication between the Company and its Shareholders and the public. The Board delegates responsibility for communication with the public and the Company’s Shareholders to its President and CEO. Shareholder inquiries are directed to and dealt with by the President and CEO and certain designated senior managers. The Company also has Disclosure Policies and Procedures in place, administered by the disclosure committee to ensure proper recording, collection and dissemination of information in a timely manner. The Board delegates responsibility for the integrity of internal controls and management information systems to its audit and risk committee. The Company’s external auditor reports directly to the audit and risk committee. In its regular meetings with the external auditor, the audit and risk committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems. The external auditor meets with the audit and risk committee without management’s presence on a regular basis.

Orientation and Continuing Education

The Board is developing a Director’s Orientation Policy for new directors. New directors, as part of the proposed orientation program, will meet with senior management to discuss the Company’s business and affairs, receive a binder of relevant corporate information, Board policies and historical and current operating and financial information, and may tour selected facilities of the Company. Directors are encouraged to participate in continuing education and other programs intended to enhance their knowledge and understanding of the Company, the mining industry and specialized fields of knowledge that they bring to their positions as directors, for which the Company pays the costs.

Ethical Business Conduct

The Company has adopted a code of ethics governing the behaviour of its directors, officers and employees. The standards are available at www.sedar.com. The Code of Ethics and Trading Restrictions are set out as Appendix 4 of the Company’s Corporate Governance Policies and Procedures Manual available on the Company’s website mentioned on the last page hereof. The Chairmen of the audit and risk committee and the nominating and governance committee are responsible for monitoring compliance with the Code. The Board has a number of policies in place designed to ensure that directors exercise independent judgment in matters where a director or officer has a material interest. The Articles of the Company contain similar provisions. In those circumstances, the relevant director and officer must declare his interest and in the case of a director, refrain from voting and the audit and risk committee considers any interested party transactions in advance of their consideration by the Board.

As at December 31, 2011, the Company had six Board committees as set out below and a disclosure committee which is not a Board committee.

Audit and Risk Committee	Compensation Committee	Nominating and Governance Committee
Patrick Cooke, Chair	T. Barry Coughlan, Chair	Wayne Kirk, Chair (1)
Philip Kotze	Patrick R. Cooke	Anu Dhir
Octavia Matloa	Anu Dhir	Gert J. Robbertze(2)
Wayne Kirk(1)	Gert J. Robbertze(2)
Walter T. Segsworth(3)

Technical Committee	Investment Committee	Executive Committee
Joshua Ngoma, Chair	Ferdinand Dippenaar, Chair	Ronald W. Thiessen, Chair
Philip Kotze	Octavia Matloa	Patrick R. Cooke
Gert J. Robbertze(2)	Ronald W. Thiessen	Ferdinand Dippenaar
Walter T. Segsworth(3)	Walter T. Segsworth(3)	T. Barry Coughlan

Notes:

(1)	Mr. Kirk resigned from the Board and its committees, effective January 30, 2012.
(2)	Mr. Robbertze resigned from the Board effective July 15, 2011 and from all Board committees, effective May 5, 2011.
(3)	Mr. Segsworth, former Chairman of the technical committee, resigned from the Board and from all Board committees effective March 2, 2011.

The Board has determined that membership in the audit and risk committee, the compensation committee and the nominating and governance committee should include only independent directors.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Nominating and Governance Committee

As of April 30, 2012, the nominating and governance committee is currently comprised of two independent directors, Mr. Coughlan and Ms. Dhir. Following Mr. Kirk’s resignation a Chairman for this committee still has to be appointed.

The nominating and governance committee monitors corporate governance issues, including governance of the Board and Board committees. This committee’s mandate includes:

(a)	developing and recommending to the Board the standards to be applied in assessing whether the Company’s directors are independent,

(b)	overseeing the annual evaluation of the effectiveness of the Board and Board committees. (The process used for these assessments is described under the heading “Assessments” below),

(c)

recommending to the Board corporate governance and ethics principles and policies that should be applicable to the Company, and overseeing the investigation of matters arising under the code of ethics that are not within the responsibility of the audit and risk committee,

(d)	seeking out and recommending to the Board the nominees for election or re-election to the Board and for appointment to Board committees,

(e)	developing succession planning strategies for the Board and its committees, and

(f)	recommending to the Board the size of the Board and criteria for directors in terms of experience, expertise, and such other areas deemed relevant to the current and future needs of the Company.

The attendance record of current directors at the nominating and governance committee meetings from January 1, 2011to April 30, 2012 is as follows:

Director	Nominating and Governance Committee
Wayne Kirk(1)	2 of 2
T. Barry Coughlan	2 of 2
Anu Dhir	1 of 1
Gert J. Robbertze(2)	1 of 1

Notes:

(1)	Mr. Kirk resigned from the Board and its committees, effective January 30, 2012.
(2)	Mr. Robbertze resigned from the committee effective May 5, 2011 and from the Board effective July 15, 2011.

Audit and Risk Committee

Following Mr. Kirk’s resignation, the audit and risk committee is comprised of three independent directors, Messrs. Cooke (Chair), Kotze and Ms. Matloa. All of the members of the audit and risk committee are financially literate.

The audit and risk committee’s mandate and responsibilities are detailed in its charter, and include:

(a)	assisting in identification of the principal risks of the Company’s business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(b)	overseeing the work of the external auditor engaged for the purpose of preparing or issuing an audit report or related work,

(c)	appointing the external auditor, subject to Shareholder approval;

(d)	approving all audit and non-audit services to be provided by the external auditor and the compensation of the external auditor,

(e)	reviewing the Company’s financial statements, management discussion and analysis, annual reports and earnings press releases before the Company publicly discloses this information, and

(f)	overseeing the work of the Company’s internal auditor (once appointed).

The audit and risk committee is also responsible for seeing to the independence and qualifications of the external auditor.

Through its audit and risk committee, the Board is responsible for the integrity of the internal control and management information systems of the Company. The audit and risk committee meets at least quarterly to review financial statements and management’s discussion and analysis and meets at least twice annually with the Company’s external auditor. The audit and risk committee discusses, among other things, the annual audit and the adequacy and effectiveness of the Company’s internal control and management information systems. The audit and risk committee also discusses the annual financial statements and related management’s discussion and analysis with the external auditor.

See “Audit and Risk Committee” in the Company’s Annual Information Form for the year ended December 31, 2011 for more information concerning the audit and risk committee and its members.

The attendance record of current directors at the audit and risk committee meetings from January 1, 2011 to April 30, 2012 is as follows:

Director	Audit and Risk Committee
Patrick R. Cooke (Chair)	6 of 6
Octavia Matloa	2 of 3
Philip Kotze	2 of 2
Wayne Kirk(1)	5 of 5

Note:

(1)	Mr. Kirk resigned from the Board and its committees, effective January 30, 2012.

Compensation Committee

The compensation committee recommends compensation for the directors and the executive officers and administers the Company’s stock option plan.

Following the resignation of Mr. Robbertze the compensation committee is comprised of three independent directors, Messrs. Coughlan (Chair), Cooke and Ms. Dhir.

This compensation committee’s mandate includes:

(a)	assisting the Board in discharging the Board’s responsibilities relating to executive officer and director compensation,

(b)	providing oversight with respect to the evaluation of management,

(c)	providing oversight with respect to the Company’s compensation strategies, practices and incentive compensation plans, and

(d)	administering the Company’s stock option and other equity-based compensation plans.

This compensation committee is empowered to ensure the effectiveness of the Company’s executive officers and appropriate management continuity, including a succession plan for the CEO and other executive officers. The compensation committee formally evaluates the performance of the CEO and recommends to the Board the CEO’s compensation. The CEO is not present during any vote or deliberation of the compensation committee regarding the performance or compensation of the CEO. The compensation committee also ensures the reasonableness and appropriateness of the compensation arrangements and compensation level for all of the Company’s executive officers. The compensation committee monitors the overall soundness and effectiveness of director, executive officer and employee compensation and benefit programs.

The attendance record of current directors at the compensation committee meetings from January 1, 2011to April 30, 2012 is as follows:

Director	Compensation Committee
T. Barry Coughlan (Chairman)	5 of 5
Patrick R. Cooke	5 of 5
Anu Dhir	3 of 3
Gert J. Robbertze(1)	2 of 2

Note:

(1)	Mr. Robbertze resigned from the committee, effective May 5, 2011 and from the Board, effective July 15, 2011.

Technical Committee

The technical committee (formerly the environmental, health and safety committee), is comprised of Messrs. Kotze (independent director) and Mr. Ngoma (a non-independent director), who is the Chairman of the committee. Mr. Robbertze resigned from the committee effective July 15, 2011. The overall purpose of the technical committee is to review and monitor on behalf of the Board:

(a)	Reserve and resource estimates and exploration, development, construction and mine operations;

(b)	the environmental policies and activities of the Company; and

(c)	the policies and activities of the Company as they relate to the health and safety of the Company’s employees in the workplace.

The technical committee visits the Company’s two principal projects at least twice per annum and, since appointment of this committee, it has delivered a report to the Board during each Board meeting.

The attendance record of current directors at the technical committee meetings from January1, 2011 to April 30, 2012 is as follows:

Director	Technical Committee formerly the Environmental Health and Safety Committee
Gert J. Robbertze(1)	1of 1
Joshua C. Ngoma(2)	4of 4
Philip Kotze(3)	3of 4
Walter T. Segsworth(4)	0 of 0

Notes:

(1)	Mr. Robbertze resigned from the committee, effective May 5, 2011 and from the Board, effective July 15, 2011.
(2)	Mr. Ngoma was as Chairman of the committee, effective August 8, 2011.
(3)	Mr. Kotze was appointed to the committee, effective May 5, 2011.
(4)	Mr. Segsworth, former Chairman of the technical committee, resigned from the Board and its committees, effective March 2, 2011.

Investment Committee

The investment committee is comprised of Messrs. Dippenaar (Chairman) (non-independent director), and Messrs. Cooke, Thiessen and Ms. Matloa (all independent directors).

The investment committee is responsible to assist the Board in fulfilling the investment strategy and performance component of its corporate governance responsibilities in respect of the Company’s non-core mining investments, being any investments other than in its two material mining projects.

The attendance record of current directors at the investment committee meetings from January 1, 2011to April 30, 2012 is as follows:

Director	Investment Committee
Ferdinand Dippenaar (Chairman)	3 of 3
Octavia M. Matloa	0 of 0
Ronald W. Thiessen	3 of 3
Walter T. Segsworth(1)	0 of 0

Note:

(1)	Mr. Segsworth resigned from the Board and its committees, effective March 2, 2011.

Executive Committee

The executive committee is comprised of Messrs. Thiessen (Chair), Cooke and Coughlan (Independent directors) and Mr. Dippenaar (CEO) (non-independent director). The executive committee has the authority to exercise Board specific delegated authority. The executive committee did not meet from January 1, 2011to April 30, 2012.

In terms of the Company’s Articles of Association none of the Board committees has the power to fill vacancies in the Board of directors, remove a director or, change the membership or fill vacancies in any of the Board committees.

Disclosure Committee

The disclosure committee, which is a non-Board committee, is comprised of the CEO, the CFO, the Vice-President, Legal and Compliance and senior members of management.

The disclosure committee’s mandate and responsibilities are detailed in its Charter, and include:

(a)	determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws;

(b)

reviewing the Company’s disclosure policy to ensure that it addresses the Company’s principal business risks, changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements;

(c)

designing disclosure controls and procedures and directing and supervising an annual evaluation of the effectiveness of the Company’s disclosure controls and procedures, and presenting the results of the evaluations to the audit and risk committee; and

(d)	ensuring that policies and guidance related to corporate disclosure and financial reporting are developed and affected.

All material disclosures are forwarded to the Board for comments prior to the release thereof. All press releases are required to be approved by at least two independent directors, one of which must be a member of the audit and risk committee.

Assessments

The Board and its committees are required to self-assess annually in respect of their effectiveness and contribution. The Board completed an assessment on May 3, 2012 in respect of the 2011 fiscal year. The assessment was conducted by way of a questionnaire forwarded to the directors by the chairman of the nominating and governance committee, followed by discussion of the results of the survey by members of the committees at committee meetings with a report thereon at the following Board meeting, and by the members of the Board at a Board meeting. The Board is satisfied that the Board and its committees function effectively and that all of the directors contribute towards the effective and efficient oversight of management of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

In this section "Named Executive Officer" (“NEO”) includes:

1.	the CEO,

2.	the CFO,

3.

each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the Company’s most recently completed fiscal year end of December 31, 2011, and whose compensation including bonus exceeds $150,000; and

4.

any additional individuals for whom disclosure would have been required except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

For purposes of the executive compensation disclosure in this Circular, Ferdinand Dippenaar, CEO; Lourens A. van Vuuren, CFO; Dana Roets, Chief Operating Officer (“COO” current incumbent); Johan G. Oelofse (“COO” resigned November 2011); Dawid J. Mostert, Vice President, Human Capital and Philip N. Bentley, Vice President, Exploration & Geology are the NEOs of the Company.

Compensation Discussion and Analysis

Compensation Committee Disclosure

The function of the compensation committee is to assist the Board in fulfilling its responsibilities relating to compensation of the Company’s directors and executive officers. Specifically, the compensation committee is empowered to:

(a)	recommend to the Board the form and amount of compensation to be paid to the Company’s directors for services on the Board and/or the Board committees;

(b)	evaluate the performance of the Company’s President and CEO, and recommend to the Board the compensation level of the President and CEO;

(c)	review the compensation levels of the executive officers of the Company and recommend to the Board the compensation levels of the executive officers;

(d)	grant share options to directors, officers and employees of the Company;

(e)	conduct such surveys and studies as the compensation committee deems appropriate to determine competitive salary levels;

(f)	review the strategic objectives of the share option and other equity-based compensation plans of the Company; and

(g)

review management’s strategy for succession planning, and to consider any other matters which, in the compensation committee’s judgment, should be reviewed in reaching the recommendation to the Board concerning the compensation levels of the Company’s executive officers.

The Compensation Committee has not considered the implications of the risks associated with the Company’s compensation program. In 2012, the Company intends to formalize its compensation policies and practices and will take into consideration the implications of the risks associated with the Company’s compensation program and how it might mitigate those risks.

The compensation committee uses third-party compensation surveys to compare the Company’s pay levels and practices to the Company’s peers, including base pay, annual cash incentives and long term incentives. The most recent survey used is the PricewaterhouseCoopers Mining Industry Salary Surveys Corporate Report. The Report surveys mainly North American and Canadian development and junior or intermediate producers with whom the Company competes for skills and talent, as set out in the table below. The information contained in the Report is used to benchmark and validate base salary annual increases as well as to consider and determine annual bonus payouts for executive officers. It should be noted however that the compensation committee does not know the extent to which the Company’s peers participate in the surveys and benchmark each position.

The peer group is modified from time to time to ensure that the data used provides an equitable base for the reward component comparisons, which are backed up with salary survey information conducted by independent consultants.

The compensation of what the Company perceives to be a widely defined peer group of companies with advanced development projects and intermediate producers is reviewed annually by the compensation committee for continued relevance. This includes retirement funding, health and change of control benefits. In 2011, the Company’s executive peer group consisted of the following 81 publicly traded companies:

Agnico-Eagle Mines Limited ArcelorMittal Mines Canada	Capstone Mining Corp. Endeavour Silver Corp.	Northgate Minerals Corporation Shore Gold Inc.

Aurizon Mines Ltd.
B2Gold Corp.
Cameco Corporation
Adriana Resources Inc.
Alamos Gold Inc.
Amerigo Resources Ltd.
AREV A Resources CanadaInc
Aura Minerals Inc.
Baja Mining Corp.
Barrick Gold Corporation
BHP Billiton Canada, Inc.
Breakwater Resources Ltd.
Centerra Gold Inc.
Claude Resources Inc.
Copper Mountain Mining Corporation
De Beers Canada Inc.
Denison Mines Corp.
Detour Gold Corporation
Diavik Diamond Mines Inc.
Dundee Precious Metals Inc.
Eldorado Gold Corporation
Entree Gold Inc.
Farallon Mining Ltd.

Goldcorp Inc.
IAMGOLD Corporation
First Quantum Minerals Limited
FNX Mining Company Inc.'
Fortuna Silver Mines Inc.
Gammon Gold Inc.
GlobeStar Mining Corporation
Golden Predator Corp.
Graymont Limited
HudBay Minerals Inc.
Hudson Bay Mining and Smelting Co.,
Limited
Hunter Dickinson Inc.
Imperial Metals Corporation
Inmet Mining Corporation
Iron Ore Company of Canada
Ivernia Inc.
Kinross Gold Corporation
Kirkland Lake Gold Inc.
Lac des lies Mines Ltd
Lake Shore Gold Corp.
Lundin Mining Corporation
Malaga Inc.
Mercator Minerals Ltd.
Minefinders Corporation Ltd.
MMG Resources Inc.
Mosaic Canada LLC
New Gold Inc.	St. Andrew Goldfields Ltd.
Yamana Gold Inc.
Yukon Zinc Corporation
Newmont Mining Corporation
NovaGold Resources Inc.
Osisko Mining Corporation
Pan American Silver Corp.
PotashCorp
Quadra Mining Ltd.'
Red Back Mining Inc.
San Gold Corporation
Sherritt Coal
Silver Standard Resources Inc.
Silvercorp Metals Inc.
South American Silver Corp.
Stornoway Diamond Corporation
Taseko Mines Limited
Teck Resources Limited
Terrane Metals Corp.
Uranium One, Inc.
Vale lnco
Western Coal Corp.
Westshore Terminals Limited
Partnership
Xstrata Canada Corporation, Zinc
Division
Xstrata Nickel

Discussion and Analysis

This compensation discussion and analysis was authorized by the compensation committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management although the compensation committee guides it in this role. Taking into consideration the recommendation of the compensation committee, the Board determines the type and amount of compensation for the President and CEO and the other executive officers. In addition, the compensation committee reviews, and the Board approves, the methodology utilized by the Company for setting salaries of employees throughout the organization. As described above, the Company’s compensation committee tracks independent competitive market information on compensation levels for the Company’s executives. Except for the Chairman, the executive officers of the Company serve the Company on a full-time basis and they are compensated accordingly.

Reward Philosophy

The Company’s reward philosophy is to consider the total reward package needed to meet the differing roles within the Company whilst ensuring external competitiveness and internal relativity. The Company’s total reward package comprises a mixture of cash and non-cash elements designed to attract and retain high quality personnel and to reward successful performance at all levels. The purpose is to engage all employees to such a degree that they prefer to work for Great Basin Gold rather than another organization. To this end we regularly re-evaluate our reward programs, recognizing both where we are as an organization from a maturity life-cycle perspective as well relevant competitive factors that may affect achieving responsible delivery towards corporate objectives.

The main components are:

-      base salary,

-      annual bonus and stock options.

Base salary is broken down into various components which can be structured, based on the compensation structuring option taken by the respective employees. The components, which may be elected within the monthly earnings, are health care benefits and retirement funding, with the contribution value of the latter being determined by the individual electing either, 10, 15 or 20% of base salary. With the Company transforming from a construction and a highly capital intensive focused organization to a mid-tier gold producer changes to the short term variable pay components were implemented during 2010. The components of the annual reward structure of the NEO’s remained unchanged during 2011.The rationale was two-fold: firstly to reflect industry best practice as part of our retention strategy and secondly to align the performance outcomes of each executive officer to the Company’s medium and long-term goals. This change from the 2009 to 2010 model reinforced a shift towards having a larger component of the NEOs’ reward package structured around the “at-risk” components.

The table below reflects the reward philosophy guiding the intended split between Base Pay (“BP”) and Variable Pay (“VP”) for NEOs.

Reward Philosophy

Position	% BP	%VP)	Variable Pay
NEO	30	70	Annual Bonus 30%	Share Option Value 70%

The table below indicates the actual range for both the Base Pay and Variable Pay which exists in the Company.

Current Reward Structure as Approved for Exceutive Officers, including NEO’s

Name	% Annual Base Pay (1)	% of Variable compensation (2)	% of Annual Bonus	% of Stock Options
Ferdinand Dippenaar	28.43%	71.57%	23.83%	76.17%
Lourens A. van Vuuren	34.12%	65.88%	25.89%	74.11%
Dana Roets (3)	42.32%	57.68%	36.68%	63.32%
J Dawid Mostert	34.12%	65.88%	23.31%	76.69%
Philip N. Bentley	35.31%	64.69%	24.57%	75.43%
Johan G. Oelofse(4)	36.77%	64.23%	29.07%	70.93%

Notes:

(1)

BP ranges from 28% to 43% of the total reward package and is the annual salary determined based on market industry trends. As stated above, certain of the BP components can be structured based on the compensation election options taken by the respective employee.

(2)

VP ranges from 57% to 72% of the total reward package and reflects a range of 23% to36% as annual bonus and a range of 63% to77% as share option. Bonuses are based on the earnings of the NEOs as at December 31 of each respective year for calculation purposes.

(3)

Mr. D. Roets was employed at the Company for 9 out of the 12 months during 2011 first as the Vice President Business Development and with the resignation of Mr. Oelofse he accepted the position as Chief Operating Officer effective October 2011.

(4)	Mr. J Oelofse resigned and left the services of the Company mid November 2011.

Objectives

The compensation program for the NEO’s is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	alignment with the interests of the Company’s Shareholders.

In compensating its NEOs, the Company employs a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary – Element of Base Pay

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources. In addition, the company has engaged LaneCaputo Compensation Inc. to assist the Compensation Committee in reviewing of compensation arrangements for its NEOs and to recommend changes (if any) to pay elements and/or strategy to align them with current market practices.

Share Options – element of Variable Pay

The Company believes that encouraging its management and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s share option plan. Share options are initially granted to executive officers on engagement and thereafter further share options are granted taking into account a number of factors, including the base salary, organizational and individual performance as well retention and related market factors. At least annually, the compensation committee reviews the granting of share options to management and employees. Options vest on terms established by the compensation committee.

Bonus Compensation – element of Variable PAY

The Company’s primary objective is to achieve certain strategic objectives and milestones which are translated into individual objectives and milestones for NEOs. The compensation committee considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and similarly, the individual NEOs achieving their personal objectives and milestones. The CEO has the responsibility to ensure that business and operational objectives and milestones are integrated and therefore his and the Company milestones were the same with no separate personal objectives or milestones. The amount of bonus for each NEO reflects market valuation of the position, management experience, level of performance and pro rata service to the Company for the year.

During 2011 the objectives of the Company used in developing the Company’s Bonus Compensation and Share Option elements for each NEO and measurement of actual performance, focused on the following areas: (in the first column is the weighting allocated to each element – (cumulatively100), and in the second column is the actual performance score as assessed by the Compensation Committee with input from the Board of Directors):

Corporate Scorecard

Corporate Scorecard – Objectives	Weighting	Review of Executive Performance
Safely Achieving Production Targets	40	26
Zero Harm to People, Property and the Environment	20	20
Sustaining the Company’s Social License to Operate	10	9
Maintaining a Reliable Information Management System	10	9
Financial Management	10	8
Positioning/Marketing	10	0
Total	100	72

Each of these objectives are discussed below under the heading Corporate Scorecard in support of the actual performance score. The Corporate Score for 2011 was assessed at 72% and this score was used to quantify both bonus and share option allocations.

The Corporate Scorecard

The Corporate Scorecard defines GBG’s primary success indicators and focus management effort. The scorecard is used to:

  Pre-determine objectives and measurements which reflect critical success factors;

  Track critical performance variables over time and value; and

  Ring-fence deliverables and ascribe weightings of potential contribution to business success.

Executive Officers, inclusive of NEOs, are evaluated against this scorecard and all Executive Officers get the same resultant score for achievement of the Corporate Scorecard. It is the achievement of the individual’s objective that differentiates the team members.

The objectives, measurement, threshold target, weighting and the review of the Executive Officer’s (NEOs included) performance on the Corporate Scorecard deliverables are discussed in the tables below:

Corporate Scorecard: Safely Achieving Production Targets

Objective	Measurement	Threshold Target	Weighting	Review of Executive Performance
Burnstone: Achieve 85,000 to 110,000 recovered oz at a minimum grade of 4g/ton	Sustainability of production delivery & build-up profile beyond 2011 to be achieved	- 85,000 to 110,000 recovered oz - Cash cost of US$620/oz by December 2011 - Minimum stoping grade: 4g/ton	25	12

Objective	Measurement	Threshold Target	Weighting	Review of Executive Performance
Hollister: Achieve 110 000 recovered ozs at a cash cost of US$ 637/oz and minimum grade of 0.87 oz/ton	Sustainability of production delivery & build-up profile beyond 2011 to be achieved	- 110,000 recovered oz - Cash cost of US$637/oz - Minimum stoping grade: 0,87 oz/ton	15	14
Total			40	26

Corporate Scorecard: Zero Harm to People, Property and the Environment

Objective	Measurement	Threshold Target	Weighting	Review of Executive Performance
Zero Harm to people	Ensure that operational buildup is achieved with no serious incidents / accidents that will cause permanent disability or fatalities	- Zero permanent disabilities - Zero fatalities	20	20
Total			20	20

Corporate Scorecard: Sustaining the Company’s Social License to Operate

Objective	Measurement	Threshold Target	Weighting	Review of Executive Performance
Burnstone	Achieve annual commitments made in the SLP	- Retain an “unqualified” right to mine	6	5
	Maintain professional relationships with the DMR at Regional & National levels		2	2
	Conduct quarterly compliance audits on Mining Charter – sustaining 100% compliance	- Sustain 100% compliance	2	2
Total			10	9

Corporate Scorecard: Maintaining a Reliable Information Management System

Objective	Measurement	Threshold Target	Weighting	Review of Executive Performance
SAP	Ensure SAP is functional & operational with all designed blueprints being implemented, users trained and all surrogate systems discontinued	- Ensure Deloitte maintenance contract delivers within 95% of contracted service - Have the design & “inactive” SAP Modules operational from 1 July 2011	6	5

Objective	Measurement	Threshold Target	Weighting	Review of Executive Performance
PMO	Ensure integration and co- ordination of different department information sources to enhance open flow of information that will impact on, and improve planning as well as corrective measures implemented	- Ensure sustained top quality business reporting at operational, board and regulatory level	2	2
Risk Management	Actively manage the enterprise risk management system to ensure that risks are pro- actively identified and mitigated	- Annually receive a “clean bill of health” from the audit, risk and governance committees	2	2
Total			10	9

Corporate Scorecard: Financial Management

Objective	Measurement	Threshold Target	Weighting	Review of Executive Performance
Financial reporting	Timely and accurate external financial reporting SOX & external audit	- Meeting relevant TSX/JSE/ AMEX deadline	5	5
Funding requirement	Ensure adequate funding to sustain business	- Sustain a CDN$ 25 million reserve	2.5	1.
Cost control: - operational - capital	Delivery of objectives within budget	- Conduct detailed monthly cost control & quarterly budget review meetings with operational management to ensure achievement of cost targets & implementation of required corrective measures	2.5	2
Total			10	8.

Corporate Scorecard: Positioning / Marketing

Objective	Measurement	Threshold Target	Weighting	Review of Executive Performance
External positioning	External positioning of GBG as a quality gold producer focused on responsible delivery Good market peer-group ratings Effectiveness of the Investor Relations programs implemented	- Outperform the company’s peer group on a relative basis	10	0
Total			10	0

Grand Total			100	72

A detailed analysis of the Company’s performance for 2011 is set out in the following documents that form an integral part of this Management Information Circular:

  Annual Information Form filed for the fiscal year ended December 31, 2011; and

  The Company’s audited annual financial statements for the fiscal year ended December 31, 2011, report of the auditor thereon and related management discussion and analysis.

Given the evolving nature of the Company’s business, the Board shall continue to review and redesign the overall compensation plan for its executive officers so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

Compensation of the CEO is approved annually by the Board. For the 2011 reporting period the remuneration components for both the base cash compensation and variable cash compensation levels were determined based on independent market survey data moderated against an organizational performance analysis. Depending upon the results of the performance reviews, annual bonuses paid, may represent up to 30% of the 70% variable pay component, and are prorated for the period of employment in the year. In 2011 the weighting was changed from 60% Company performance to 100%. At least annually, the compensation committee reviews the grants of share options to management and employees. Options have been granted to the CEO taking into account competitive compensation factors and the belief that options help align the interests of the CEO with the interests of Shareholders. The quantum of the annual grant is calculated by the executive’s annual total cost to Company value multiplied by a factor of 2.5 multiplied by the 72% performance rating for 2011, as discussed earlier and divided by the relevant 5 day volume weighted average price on the TSX. The CEO is engaged directly and compensated by the Company.

Shareholder Comments on Compensation

Shareholders are invited to contact management or the chairman of the compensation committee with any comments they may have regarding the Company’s compensation policies and practices. In this respect comments can be forwarded to Dawid Mostert, the Vice President Human Capital of the Company, who will forward all comments received to the Chairman of the compensation committee. Alternatively Mr. Mostert can be contacted to arrange a discussion with management or the Chairman of the compensation committee by telephone: +27 11 301 1800 or fax: +27 11 301 1840 or e-mail dawiem@za.grtbasin.com.

Summary Compensation Table

Compensation paid to the Company’s NEOs during the three most recent fiscal years ended December 31, 2009, 2010 and 2011 is set out in the following table:

Non-equity incentive plan compensation

Named Executive Officer and principal position	Year	Salary ($)	Option based awards ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
Ferdinand Dippenaar President and CEO	2011	582,467	988,000	228,756	Nil	71,897	Nil	1,871,120
	2010	567,545	728,000	233,306	Nil	47,936	Nil	1,576,786
	2009	522,584	28,756 897,000	90,074	Nil	43,423	Nil	1,581,837
Dana Roets (2) Chief Operating Officer	2011	254,830	328,000	108,409	Nil	40,770	Nil	732,009
Lourens A. van Vuuren Chief Financial Officer	2011	331,982	465,500	203,499	Nil	31,129	Nil	1,031,610
	2010	315,998	346,500	124,678	Nil	30,267	Nil	817,444
	2009	262,808	13,331 351,000	64,338	Nil	24,666	Nil	716,143
Dawid J. Mostert VP Human Capital	2011	264,330	399,000	94,601	Nil	51,581	Nil	809,512
	2010	236,668	247,500	88,138	Nil	48,293	Nil	620,600
	2009	215,894	12,641 315,900	45,334	Nil	43,726	Nil	633,495
Philip N. Bentley VP Exploration & Geology	2011	270,831	399,000	96,153	Nil	27,630	Nil	793,615
	2010	277,181	247,500	98,066	Nil	26,865	Nil	649,612
	2009	286,508	14,076 292,500	50,481	Nil	24,336	Nil	667,901
Johan G. Oelofse(3) Chief Operating Officer	2011	347,841	465,500	Nil	Nil	30,430	Nil	843,771
	2010	371,373	297,000	144,000	Nil	35,504	Nil	847,877
	2009	351,172	18,602 432,900	49,986	Nil	32,162	Nil	884,822

Notes:

(1)

The annual option grants for 2011 were issued on March 11, 2011 at the exercise price of $2.46 each as approved by the compensation committee. The Black-Scholes formula is the formula used to validate the level of share option grant at engagement and for fair value calculations as reported in the Company financial report. A description of the assumptions made and the calculations made in applying the method of calculation and why the Company chose the Black-Scholes method of calculation are set out in the Company’s Annual Financial Statements for the year ending December 31, 2011 that were filed on Sedar.com. The “in-the-money” value at December 31, 2011 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2011 ($2.95/share) underlying the options on the Toronto Stock Exchange (the “TSX”) and the exercise price of the options. This includes both vested and unvested options.

(2)	In October 2011, Mr. Roets was appointed COO.
(3)	Mr. J Oelofse resigned and left the services of the Company mid November 2011.

Incentive Plan Awards

Outstanding share-based awards and option based awards

The Company currently only has an option-based awards plan and does not have any share based awards plan in place. For a description of the Company’s option plan see the disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” below. The following table sets out all option-based awards outstanding as at December 31, 2011, for each NEO:

Option based Awards

Name	Number of securities underlying unexercised options(1)(2) (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the- money options(3) ($)
Ferdinand Dippenaar CEO	690,000	1.75	Feb. 11, 2014	Nil
	680,000	1.49	Apr. 12, 2014	Nil
	650,000	1.74	Mar. 26, 2015	Nil
	650,000	2.46	Mar. 11, 2016	Nil
Lourens A. van Vuuren CFO	100,000	1.75	Feb. 11, 2012	Nil
	233,334	1.74	Mar. 26, 2013	Nil
	350,000	2.46	Mar. 11,2014	Nil
Dana Roets COO(3)	400,000	1.64	Oct. 17, 2014	Nil
Dawid J. Mostert VP Human Capital	90,000	1.75	Feb. 11, 2012	Nil
	170,000	1.74	Mar. 26, 2013	Nil
	300,000	2.46	Mar. 11, 2014	Nil
Philip N. Bentley VP Exploration & Geology	166,750	1.74	Mar. 26, 2013	Nil
	300,000	2.46	Mar. 11, 2014	Nil
Johan G. Oelofse COO(4)	123,333	1.75	Feb. 11, 2012	Nil
	100,000	1.74	Mar. 26, 2013	Nil
	116,667	2.46	Mar. 11, 2014	Nil

Notes:

(1)

Black-Scholes formula is the formula used to validate the level of share option grant at engagement and for fair value calculations as reported in the Company’s annual financial statements for the year ending December 31, 2011 as filed on Sedar.com.

(2)

The “in-the-money” value at December 31, 2011 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2011 ($0.95/share) underlying the options on the TSX and the exercise price of the options. This includes both vested and unvested options.

(3)	In October 2011, Mr. Roets was appointed COO.
(4)	Mr. J Oelofse resigned and left the services of the Company mid November 2011

Incentive plan awards - value vested or earned during the year

The following table sets out all incentive plan value vested (or earned) during the fiscal year ended December 31, 2011, for each NEO:

Incentive plan awards - value vested or earned during the year

Named Executive Officer	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ferdinand Dippenaar	571,300	Nil
Lourens A. van Vuuren	167,000	Nil
Dana Roets(2)	Nil	Nil
Johan G. Oelofse(3)	174,366	Nil
Dawid J. Mostert	134,700	Nil
Philip N. Bentley	129,166	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of vesting and the exercise or base price of the option.

(2)	In October 2011, Mr. Roets was appointed COO.
(3)	Mr. J Oelofse resigned and left the services of the Company mid November 2011

Retirement Funding Benefits

Defined Contribution Plans for 2011

Name	Accumulated value at start of year($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at year end ($)
Ferdinand Dippenaar	200,189	71,897	Nil	272,086
Lourens A. van Vuuren	69,271	31,129	Nil	100,400
Dana Roets(1)	Nil	40,770	Nil	40,770
Johan G. Oelofse(2)	148,263	30,430	Nil	Nil
David J. Mostert	218,397	51,581	Nil	269,978
Philip N. Bentley	53,109	27,630	Nil	80,739

Notes:

(1)	In October 2011, Mr. Roets was appointed COO.
(2)	Mr. J Oelofse resigned and left the services of the Company mid November 2011.

Termination and Change of Control Benefits

Written employment contracts between the Company and the Company’s NEOs provide for compensation payable under certain circumstances following a change in control, inclusive of the following:

  payment of annual holiday leave of 30 calendar days as well as payment in lieu of three months’ notice period;

  severance on termination without cause or resignation for good cause after change of control including a lump sum equal to twelve months annual salary and outplacement costs. The salary component will include the following: base salary plus 30 days annual leave, plus $25,000 relocation (if applicable), plus unemployment and skills development regulatory levies;

  in all instances all accumulated benefits due to the employee, such as travel claims and unpaid leave will be paid out;

  100% of the annual bonus component, if such amount has been fully earned and is payable under any incentive plan; and

  notwithstanding the terms of the stock option plan, all non-vested stock options held by the employee shall vest as of the termination date and the employee shall be entitled to exercise all his stock options until the earlier of their normal expiry date or two years after the termination date.

Termination without Cause - Benefits

Written employment contracts between the Company and the Company’s NEOs do not provide for specific compensation to be paid, however the contracts do provide for the following:

  that the Company provide for a three month notice period of such termination, or the Company may elect to pay the employee three months base salary in-lieu of that notice;

  pay pro-rata of the annual bonus up to a maximum of 100% of the annual bonus component if such amount has been fully earned and is payable under any incentive plan (the bonus value in the table below reflects a 100% earned value of the current plan); and

  the options value is all the options vested as at December 31, 2011, being the number of options multiplied by the difference in $0.95(being the closing trade price of the Company’s Common Shares listed on the TSX as at December 31, 2011) and the exercise price of those options. The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation with cause within 12 months following a change of control, assuming the triggering event occurred on December 31, 2011, are as follows:

Termination without Cause - Benefits

NEO		Termination Without Cause ($)	Change of Control ($)
Ferdi Dippenaar	Salary	128,804	601,923
	Bonus	309,130	309,130
	Options	Nil	Nil
Dana Roets(1)	Salary	95,000	457,068
	Bonus	190,000	190,000
	Options	Nil	Nil
Lourens A. van Vuuren	Salary	81,329	385,625
	Bonus	162,657	162,657
	Options	Nil	Nil

NEO		Termination Without Cause ($)	Change of Control ($)
Dawid J. Mostert	Salary	67,380	331,666
	Bonus	121,284	121,284
	Options	Nil	Nil
Philip N. Bentley	Salary	72,187	346,952
	Bonus	129,937	129,937
	Options	Nil	Nil
Johan G. Oelofse(2)		Nil	Nil

Notes:

(1)	In October 2011, Mr. Roets was appointed COO.
(2)	Mr. Oelofse resigned and left the service of the Company mid November 2011.

Other than the detail set out in this Management Information Circular, there are no compensatory plans or arrangements with respect to any of the Company’s NEOs.

Compensation of Directors

Directors other than the President and CEO are each compensated with a base annual fee of $50,000.The President and CEO (Mr. Dippenaar) receives no compensation, in addition to his executive compensation, for serving on the Board. Board committee chairmen and members of the audit and risk committee receive additional fees for serving in those capacities. These fees amount to:

Compensation of Directors

Position	Committee	Annual Additional Fee Amount ($)
Chairman	Audit and Risk Committee	7,500
Chairman	Compensation Committee	5,000
Chairman	Technical Committee	5,000
Chairman	Nominating and Governance Committee	3,000
Member	Audit and Risk Committee	2,000

In addition Board members receive annual stock option grants. The stock option values shown in the table are not indicative of whether the director will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains. The Directors Compensation Table below shows cash fees paid and the estimated monetary value of options granted.

Directors Compensation Table for 2011

Compensation paid during the fiscal year ended December 31, 2011 to each of the Company’s Directors and four former directors (not reported as an NEO above) is set out in the following table:

Directors Compensation Table for 2011

Name of Director	Fees earned (1) ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Patrick R. Cooke(3)	63,750	152,000	Nil	Nil	Nil	215,750
T. Barry Coughlan(4)	63,750	152,000	Nil	Nil	Nil	215,750
Anu Dhir	34,046	132,000	Nil	Nil	Nil	166,046
Octavia M. Matloa(5)	34,108	132,000	Nil	Nil	Nil	166,108
Joshua C. Ngoma(6)	52,043	152,000	Nil	Nil	Nil	204,043
Philip Kotze(7)	33,613	132,000	Nil	Nil	Nil	165,613
Ronald Thiessen(8)	50,000	190,000	Nil	Nil	Nil	240,000
Walter T. Segsworth(9)	27,500	Nil	Nil	Nil	Nil	27,500
David Elliott(10)	22,533	152,000	Nil	Nil	Nil	174,533
Gert J. Robbertze(11)	43,696	152,000	Nil	Nil	Nil	195,696
Wayne Kirk(12)	55,000	152,000	Nil	Nil	Nil	207,000

Notes:

(1)

Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees as well as a per diem cash payment of $1,250 for payment to all directors, not employed by the Company, who are required to travel on company business outside of their domestic domicile.

(2)	The dollar amount based on the grant date fair value of the award for a covered financial year.
(3)	Chairman audit and risk committee.
(4)	Chairman compensation committee.
(5)	Appointed to audit and risk committee, effective August 8, 2011.
(6)	Chairman of the technical committee, effective August 8, 2011.
(7)	Appointed to audit and risk committee, effective August 8, 2011.
(8)	Chairman of the Board and Chairman of the executive committee.
(9)	Mr. Segsworth resigned as director and from the technical committee and investment committee effective March 2, 2011.
(10)	Mr. Elliott resigned as director and from the audit and risk committee effective June 7, 2011.
(11)

Mr. Robbertze resigned as director effective July 15, 2011, and resigned as Chairman of the technical committee and from the compensation committee and nominating and governance committee effective May 5, 2011.

(12)	Mr. Kirk resigned as director, Chairman of the nominating and governance committee and from the audit and risk committee effective January 30, 2012.

Option Based Awards

The following table sets out all option-based awards outstanding as at December 31, 2011, for each director not reported as an NEO above:

Directors Option-based Awards

Name of Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the- money options (3) ($)
Patrick R. Cooke(1)	100,000	1.35	Jan. 14, 2014	Nil
	180,000	1.49	Apr. 12, 2014	Nil
	100,000	1.74	Mar. 26, 2015	Nil
	100,000	2.46	Mar. 11, 2016	Nil
T. Barry Coughlan(1)	100,000	1.35	Jan. 14, 2014	Nil
	270,000	1.49	April 12, 2014	Nil
	100,000	1.74	Mar. 26, 2015	Nil
	100,000	2.46	Mar. 11, 2016	Nil
Anu Dhir	100,000	2.36	May. 5, 2016	Nil
Octavia M. Matloa	100,000	2.36	May. 5, 2016	Nil
Joshua C. Ngoma(1)	100,000	1.49	Jul. 15, 2014	Nil
	100,000	1.74	Mar. 26, 2015	Nil
	100,000	2.46	Mar. 11, 2016	Nil
Philip Kotze	100,000	2.36	May. 5, 2016	Nil
Ronald W. Thiessen(2)	125,000	1.35	Jan. 14, 2014	Nil
	370,000	1.49	Apr. 12, 2014	Nil
	125,000	1.74	Mar. 25, 2015	Nil
	125,000	2.46	Mar. 11, 2016	Nil
Walter T. Segsworth(4)	100,000	1.35	May. 31, 2011(8)	Nil
	250,000	1.49	May. 31, 2011(8)	Nil
	125,000	1.74	May. 31, 2011(8)	Nil
David Elliott(5)	100,000	1.35	Jul. 20, 2012(9)	Nil
	180,000	1.49	Jul. 20, 2012(9)	Nil
	100,000	1.74	Jul. 20, 2012(9)	Nil
Gert J. Robbertze(6)	100,000	1.74	Oct. 13, 2011(8)	Nil
	100,000	2.46	Oct. 13, 2011(8)	Nil
Wayne Kirk(7)	100,000	1.35	Apr. 29, 2012(8)	Nil
	210,000	1.49	Apr. 29, 2012(8)	Nil
	100,000	1.74	Apr. 29, 2012(8)	Nil
	100,000	2.46	Apr. 29, 2012(8)	Nil

Notes:

(1)	Subsequent to December 31, 2011, options to purchase 100,000 Common Shares at an exercise price of $2.46 per Common Share expiring March 11, 2016 were granted to Messrs. Cooke, Coughlan, and Ngoma.
(2)	Subsequent to December 31, 2011, options to purchase 125,000 Common Shares at an exercise price of $2.46 per Common Share expiring March 11, 2016 were granted to Mr. Thiessen.
(3)

The value at December 31, 2011 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2011 ($0.95/share) underlying the options on the TSX and the exercise price of both the vested and unvested options.

(4)	Mr. Segsworth resigned as director and from the technical committee and investment committee effective March 2, 2011.
(5)	Mr. Elliott resigned as director and from the audit and risk committee effective June 7, 2011.
(6)	Mr. Robbertze resigned as director, Chairman of the technical committee and from the compensation committee and nominating and governance committee effective July 15, 2011.
(7)	Mr. Kirk resigned as director, Chairman of the nominating and governance committee and from the audit and risk committee effective January 30, 2012.
(8)	The option expiration date reflects the date 90 days after termination for Mr. Segsworth, Mr. Robbertze and Mr. Kirk as per the Share Option Plan.
(9)	The option expiration date reflects the date one year after the date of death for Mr. Elliot as per the Share Option Plan.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of all options vested (or earned) during the year ended December 31, 2011, for each director not reported as an NEO above:

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Patrick R. Cooke	121,400	Nil
T. Barry Coughlan	151,100	Nil
Anu Dhir	Nil	Nil
Octavia M. Matloa	Nil	Nil
Joshua C. Ngoma	43,666	Nil
Philip Kotze	Nil	Nil
Ronald Thiessen	199,600	Nil
Walter T. Segsworth(2)	150,500	Nil
David Elliott(3)	121,400	Nil
Gert J. Robbertze(4)	24,000	Nil
Wayne Kirk(5)	131,300	Nil

Notes:

(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at the vesting date and the exercise price of the option.

(2)	Mr. Segsworth resigned as director and from the technical committee and investment committee effective March 2, 2011.
(3)	Mr. Elliott resigned as director and from the audit and risk committee effective June 7, 2011.
(4)

Mr. Robbertze resigned as director effective July 15, 2011 and resigned as Chairman of the technical committee and from the compensation committee and nominating and governance committee effective May 5, 2011.

(5)	Mr. Kirk resigned as director, Chairman of the nominating and governance committee and from the audit and risk committee effective January 30, 2012.

PERFORMANCE GRAPH

Figure 1 compares the total cumulative return to a Shareholder who invested $100 in Common Shares of the Company on December 31, 2005 to December 31, 2011with the total cumulative return on the S&P Toronto Stock Exchange (“TSX”) Gold Index.

Figure 1 - Total Cumulative Return to Shareholder

Figure 2 represents the Executive payments average per quarter over the period June 2006 to December 31, 2011.

Figure 2 - Executive Payments

The spikes in figure 2 reflect increase & bonus payments after Board approval as well as new appointments and resignations.

•

With Ferdi Dippenaar appointed (December 2005) as the President and CEO having a mandate to establish, develop and then grow the Company as a gold focused organization, he appointed an executive committee (now 7 members including himself) who were appointed full-time to the employment of Great Basin in mid-2006.

•

The focus of the executive during 2006 and 2007 was to formalize and finalize feasibility studies for both Hollister and Burnstone projects as well as securing the required licensing/permitting and funding needed to start a capital intensive mine construction phase at Burnstone.

•

Further to the above, significant executive time and focus was spent on “organizational establishment”, implementing business policies, processes and managing key constructs focused on constructing Burnstone during its capital phase as well as taking over “all operations” from Hecla, with whom the Company had an “earn-in” arrangement during Hollister’s trial mining phase, which meant increasing all business activities to support the build-up in trial production to approximately 120,000 ounces by 2011.

•

During 2008/9, the financial markets took significant strain as a result of the “world recession”. This meant that the cost of capital required to continue with construction and development work at both Hollister and Burnstone became excessively expensive. The Company re-worked its capital programs and implemented cost-saving measures to ensure not only survival, but continuation of the required capital programs. The cost saving measures implemented at executive level meant the following:

	o	a reduction in executive staff, from nine to seven, which resulted in the workload being re-organized between the remaining executive members.

	o	the base pay of the executives was not increased for the 2009 calendar year as well as no annual bonus being paid for 2008, instead stock options to the same monetary value were issued.

•

The executive focus during 2009/2010 was to finalize the construction phase at Burnstone with the completion of the major infrastructure (metallurgical plant and tailing facilities, vertical shaft connected to decline to support the handling of men, material and utility services) as well, steady the trial mining at Hollister with the focus on finalizing the EIS.

•

Focus during 2011 have been to lead the organisational life-cycle step-up from a capital intensive, project focussed organisation to a production ramp-up focussed company. Overseeing the change from operating mostly in a contract/contractor staffed environment to employing, training and developing teams of employees who would realize the ramp-up to maximum production levels.

•

On March 30, 2012 the Company closed a bought deal offering (the “Offering”) of units (the “Units”), at a price of $0.75 per Unit, with a syndicate of underwriters led by RBC Capital Markets (the “Underwriters”). Each Unit consisted of one common share of Great Basin Gold (a “Common Share”) and one half of one purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable for a period of 2 years following the closing of the Offering at an exercise price of $0.90 per Warrant. On April 5, 2012 RBC Capital Markets, on behalf of the underwriters exercised the underwriters’ over-allotment option to purchase an additional 10,005,000 common shares at $0.75 per common share and 5,002,500 warrants at a price of $0.90 per warrant, for gross proceeds to the Company of $7,503,750. Each full warrant will entitle the holder to purchase one common share of the Company at a price of $0.90 per common share at any time before 5:00 p.m. (Vancouver time) on March 30, 2014. The over- allotment option was granted to the underwriters by the Company to cover over-allotments under the terms of the Company’s public financing completed on March 30, 2012 and the exercise of the over-allotment option brings the total gross proceeds raised from the offering to $57,528,750. A syndicate led by RBC Capital Markets acted as underwriters in connection with the offering. Closing of the over-allotment occurred today.Net proceeds from the Offering will be used for working capital for the development and ramp up of the Burnstone Mine.

•

The plans for Burnstone in 2012: Following a review of the current production levels and progress of underground development and infrastructure, the Company expects the Burnstone Mine to produce between 90, 000 to 100,000 Au ounces at a cash cost of US$900 to US$1,000 per oz for the 2012 fiscal year. These estimated cash cost targets represent an improvement on the actual costs achieved in 2011 (US$1,801 per oz), however the high ratio of development to stoping ore will impact on the head grade delivered to the mill and cash costs for the balance of 2012. All equipment required for the production build up is in place. All of our mining teams are currently in place and are undergoing intensive team training to enable them to plan, assess and adjust to the constantly increasing rate of production. The expected production range also contemplates for the previously disclosed upgrade and completion of underground and shaft infrastructure. Achieving the planned production build-up would allow the Burnstone Mine to generate positive cash flow after capital investment (assuming a gold price of US$1,650 and a US$/ZAR exchange rate of 7.50) during the third quarter of 2012.

•

The Company’s mine planning and design process for the Hollister Gold Project in 2012 is iterative, in that changes and updates are made as knowledge and experience of the Hollister Gold Project deposit grows and as the gold grade cut-off changes with the Company’s operating cost estimates and metal price forecasts. The Company is continuing with underground infill drilling with a view to bringing the current inferred mineral resources into the indicated or measured categories, as well as step-out drilling to further explore the potential for western, north-western, down dip and Upper Level extensions to the mineralized vein systems. There can be no assurance that any upgrade will result from the drilling. The results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Gold Project deposit to the extent that additional mineralization continues to be identified within the mineralized vein systems, inclusive of mineralized cross-veins. The Hollister Gold Project is targeted to produce an estimated 90,000 to 100,000 Au eqv oz in 2012 at a cash cost estimated to range between US$700 and US$750. Assuming successful completion of the EIS, the Company is expected to be in a position to move into commercial production expediently taking into account that trial mining will have reduced some of the risks that are normally associated with start-up operations. The Nevada operation is expected to incur capital costs of approximately US$31 million in 2012, which includes underground development for US$22.4 million, the construction of the power line (following completion of the EIS) for US$2.5 million, the upgrade of the Esmeralda tailings facility for US$3.4 million as well as completion of the West Alimak raise for US$2.7 million to be paid for out of proceeds from trial mining operations at the Hollister Gold Project.

•

In an attempt to ensure market related compensation for the executive, the annual bonus component (“at risk pay”) was increased from paying an average of 30% of annual base pay earned in a cash bonus subject to the individual’s performance evaluation , to implementing a range from 45% for Vice Presidents, 50% for the COO and CFO and 60% for the CEO. However the actual annual bonus payable to Executive Officers ranged from 23% to 36% as reflected on page 26 table 2.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2005 share option plan (the "Plan") which was initially approved by Shareholders on July 5, 2005. Amendments to the Plan were approved by the Shareholders on June 19, 2007 and the Plan was re-approved by Shareholders in 2008 and in 2011 as part of the three-year approval cycle set by the TSX. The Plan has been established to provide incentive to directors, executive officers, employees and the service providers of the Company to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with Common Shares issuable under all of the Company's other share compensation arrangements, must not at any time exceed 12.5% of the total number of issued and outstanding Common Shares.

In respect to the directors and executive officers the Company has adopted a policy in terms of which the pricing of share options is normally determined after the release of the Company’s annual financial results. The pricing is based on a 5 day volume weighted average price of the Company’s Common Shares on the TSX and ensures that the options are priced after release of all material information to the market.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2011.

Equity Compensation Plan Information as at December 31, 2011

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the 2005 Share Option Plan)	17,957,802	1.97	41,508,627
Equity compensation plans not approved by securityholders	–	–	–
Total	17,957,802	1.97	41,508,627

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out in the following paragraph, to the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the common shares), or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2011, or has any interest in any material transaction in the current year.

In 2007 Great Basin completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by Historically Disadvantaged South African’s (“HDSAs”) in the South African mining industry. This legislation is reflected in the Mining Charter and required Great Basin to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these rules, Tranter Gold (Pty) Ltd (“Tranter Gold”) through its subsidiary, Tranter Burnstone (Pty) Ltd (“Tranter Burnstone”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% ownership interest in Burnstone.

The Company’s BEE partner, Tranter Burnstone has been notified that it is currently in default of the requirements of its loan agreement with Investec under which it borrowed ZAR200 million ($27 million) (ZAR205 million ($27 million) currently outstanding) to partly fund the purchase of 19,938,650 Great Basin common shares in 2007. The default is due to an approximate ZAR45 million ($6 million) unfunded cash margin call arising as a consequence of the decline in the trading price of the Great Basin common shares serving as collateral for the loan. Of the Company’s existing guarantee of ZAR140 million ($19 million), ZAR14 million ($1.82 million) remains available to meet the unfunded cash margin. The Company is seeking, through ongoing discussions with Investec and Tranter Burnstone, to assist Tranter Burnstone to remedy their default position and meet their future loan obligations. Whilst the outcome of the discussions is uncertain, the Company does not expect the outcome of these discussions to affect its current compliance with the Mining Charter or near term cash flow.

Mr. Ngoma, as a director and shareholder of Tranter Gold, can be said to have an interest in a material transaction with respect to the Company. Accordingly, Mr. Ngoma abstains from voting on matters involving Tranter Burnstone.

MANAGEMENT CONTRACTS

There are currently no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Over and above the annual matters requiring Shareholder action which are described in detail above, namely the election of directors and the appointment of the auditors for the ensuing year, the Company is not seeking Shareholder approval for any other matters.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2011, the report of the external auditor and related management discussion and analysis will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Copies of the Company’s most current annual information form, year end and interim financial statements and related management discussions and analyses, as well as additional information, may be obtained from SEDAR at www.sedar.com or upon request from Investor Services, Great Basin Gold Ltd, Ground Floor, 138 West Street, Sandton, South Africa, 2146, telephone: +27-11-301-1800 and fax: +27-11-301-1840 as well as on the Company’s website at www.grtbasin.com.

The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Sandton, South Africa, May 4, 2012.

BY ORDER OF THE BOARD

/s/ “Ferdi Dippenaar”

President and Chief Executive Officer
Great Basin Gold Ltd.

APPENDIX “A”

Materials relating to Change of Auditor

GREAT BASIN GOLD LIMITED

# NOTICE OF CHANGE OF AUDITOR

**TO: PricewaterhouseCoopers, LLP, Chartered Accountants (Vancouver)**
**AND TO: PricewaterhouseCoopers Inc, Chartered Accountants (Johannesburg)**

At the request of **Great Basin Gold Ltd.** (the "Company"), PricewaterhouseCoopers, LLP, Chartered Accountants, resigned as the Company's auditor effective September 7, 2011 (the "Resignation"). Pursuant to Section 204 (4) of the *Business Corporations Act* (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed PricewaterhouseCoopers Inc, Chartered Accountants, as the Company's auditor in the place and stead of PricewaterhouseCoopers, LLP until the close of the next annual meeting of shareholders of the Company.

In accordance with National Instrument 51-102 ("NI 51-102") we confirm that:

1. PricewaterhouseCoopers, LLP, Chartered Accountants, was asked to resign as auditor of the Company to facilitate the appointment of PricewaterhouseCoopers Inc, of 2 Eglin Road Sunninghill 2157, South Africa;
2. PricewaterhouseCoopers LLP, Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which PricewaterhouseCoopers LLP, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice;
3. the Resignation of PricewaterhouseCoopers LLP, Chartered Accountants, and the appointment of PricewaterhouseCoopers Inc, as auditor of the Company were considered and approved by the Board of Directors of the Company;
4. in the opinion of the Board of Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years of the Company, nor any period from the most recently completed period for which PricewaterhouseCoopers LLP, Chartered Accountants, issued an audit report in respect of the Company and the date of this Notice; and
5. the Notice, Resignation and consent of PricewaterhouseCoopers SA, have been reviewed by the Audit Committee and the Board of Directors.

Dated this 12th day of September, 2011.

**GREAT BASIN GOLD LTD.**

Per: ____________________
Lourens Van Vuuren
Chief Financial Officer

Directors: RW Thiessen* (Chairman); F Dippenaar† (President & CEO); PR Cooke†; TB Coughlan*; HW Kirk**; JC Ngoma†; P Kotze†; OM Matloa†; A Dhir*
Company Secretary: B Zinkhofer*
Co-Company Secretary: WJP Beckmann†

* Canadian
† South African
** American

pwc

September 12, 2011

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission5

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Government of Newfoundland and Labrador

Government of Yukon

Government of Northwest Territories

Government of Nunavut

Dear Sirs:

Change of Auditor of Great Basin Gold Ltd. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated September 12, 2011 given by the Company to ourselves and PricewaterhouseCoopers LLP.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.

Director: JFM Kotze
Registered Auditor
Sunninghill
South Africa

PricewaterhouseCoopers Inc, 2 Eglin Road, Sunninghill 2157, Private Bag X36, Sunninghill 2157, South Africa
T: +27 (11) 797 4000, F: +27 (11) 797 5800, www.pwc.com/za

Executive: S P Kana (Chief Executive Officer) T P Blandin de Chalain D J Fölscher G M Khumalo P Mothibe S Subramoney F Tonelli
Resident Director in Charge: E R Mackeown
The Company's principal place of business is at 2 Eglin Road, Sunninghill where a list of directors' names is available for inspection.
VAT reg.no. 4950174682, Reg. no. 1998/012055/21

pwc

September 13, 2011

The Board of Directors
Great Basin Gold Ltd.
1108 – 1030 West Georgia Street
Vancouver, BC V6C 2Y3

Dear Directors:

Enclosed is our response to the change of auditor notice dated September 12, 2011 in accordance with National Instrument 51-102. We understand that this letter has been approved by the board of directors and will be filed with the relevant regulator or securities regulatory authority prior to October 6, 2011, and included in the information circular accompanying the notice of any meeting of shareholders at which action is to be taken concerning a change in auditor.

Yours very truly, PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Vancouver, BC

Cc: Members of the Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

pwc

September 13, 2011

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador
Government of Northwest Territories
Government of Yukon
Government of Nunavut

Dear Sirs:

RE: Change of Auditor of Great Basin Gold Ltd. (the "Company")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated September 12, 2011 given by the Company to ourselves and PricewaterhouseCoopers SA, Chartered Accountants.

Based on our information as of this date, we agree with the statements set out in the Notice.

Yours truly,

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.